# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Summit Midstream Corp, CIK 0002024218
CUSIP: 86614G101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 910 Louisiana Street, Suite 4200, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 06/02/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002045464

## Reporting persons
- Tall Oak Midstream Investments, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 473,273; shared voting power 0; sole dispositive power 473,273; shared dispositive power 0; aggregate amount beneficially owned 473,273 (3.87% of the class)
  Comment: The reported percentage is calculated based upon 12,241,098 shares of common stock ("Common Stock") outstanding as of May 1, 2025, as reported on the in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission ("SEC") on May 12, 2025.

## Item 1. Issuer
Name of issuer: Summit Midstream Corp
Address of issuer's principal executive offices: 910 Louisiana Street, Suite 4200, Houston, TX 77002

## Item 2. Person Filing
Name of person filing: This statement is filed by the Tall Oak Midstream Investments, LLC, referred to herein as the "Reporting Person."
Address of principal business office or, if none, residence:
2575 Kelley Pointe Parkway, Suite 340
Edmond, Oklahoma 73013
Citizenship: See response to Item 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on the cover page.
Percent of class: See response to Item 11 on the cover page.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Tall Oak Midstream Investments, LLC: /s/ Max Myers, Max Myers/Managing Member (06/16/2025)